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Exhibit 99(k)(3)

DISTRIBUTION ASSISTANCE AGREEMENT

        This Distribution Assistance Agreement, dated as of April    , 2006, is entered into by and between Clough Global Opportunities Fund, a Delaware statutory trust (the "Fund"), and ALPS Distributors, Inc., a corporation organized under the laws of the state of Colorado ("ALPS").

        In consideration for ALPS' provision of distribution assistance services to the Fund in connection with the offering of common shares of the Fund pursuant to the Fund's prospectus dated April            , 2006 (the "Offering"), which services include assistance with coordinating the road show and designing and coordinating the printing of marketing materials, the Fund hereby agrees to pay ALPS up to .10% of the amount of the Offering, up to an amount equal to $.04 per common share of the Fund (the "Reimbursement Cap"), so long as the Fund has not otherwise paid expenses relating to the Offering (exclusive of sales load, but inclusive of the reimbursement of underwriter expenses of $            per common share of the Fund) up to the Reimbursement Cap. Any such amounts paid by the Fund to ALPS shall also include reimbursements to ALPS for its reasonable out of pocket expense related to the road show.

        The Fund and ALPS acknowledge and agree that the compensation set forth above shall be the only compensation ALPS will receive from the Fund for its distribution assistance in connection with the Offering.

CLOUGH GLOBAL OPPORTUNITIES FUND
Name: Title:
ALPS DISTRIBUTORS, INC.
Name: Title:

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DISTRIBUTION ASSISTANCE AGREEMENT